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                                UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                SCHEDULE 13D
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         Microfield Graphics, Inc.
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                             (Name of Issuer)

                               Common Stock
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                       (Title of Class of Securities)

                                 59506W1
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                              (CUSIP Number)


      Dennis A. Wade, 8201 S.E. 17th Avenue, Portland, Oregon  97202
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    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                               June 30, 2000
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           (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                SCHEDULE 13D

CUSIP No. 59506W1                                      Page 1 of 4 Pages
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     JMW CAPITAL PARTNERS, INC.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) / /
                                                           (b) / /
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3    SEC USE ONLY
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4    SOURCE OF FUNDS*

     WC
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e) / /
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     OREGON
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 NUMBER OF       7    SOLE VOTING POWER
                      2,066,000
             ------------------------------------------------------------
  SHARES
BENEFICIALLY     8    SHARED VOTING POWER
 OWNED BY
             ------------------------------------------------------------
   EACH
 REPORTING
  PERSON         9    SOLE DISPOSITIVE POWER
                      2,066,000
             ------------------------------------------------------------
   WITH         10    SHARED DISPOSITIVE POWER
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,066,000
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES* / /
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      33.3%.  SEE ITEM 5.
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14    TYPE OF REPORTING PERSON*
      CO
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                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
      INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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ITEM 1.  SECURITY AND ISSUER.

This Schedule 13D relates to the common stock of Microfield Graphics, Inc., an Oregon corporation (the "Issuer") with principal executive offices at 16112 S.W. 72nd, Portland, Oregon 97224.

ITEM 2.  IDENTITY AND BACKGROUND.

This Schedule 13D relates to JMW Capital Partners, Inc., an Oregon corporation ("JMW") with principal business and office at 8201 S.E. 17th Avenue, Portland, Oregon 97202. JMW is in the business of providing corporate finance consulting services. The executive officers and directors of JMW are as follows: Dennis A. Wade, Chairman of the Board, Director and Chief Financial Officer; Robert J. Jesenik, President, Chief Executive Officer and a Director; Brian Oliver, Vice President and a Director; Shelly Wade, Secretary and Treasurer; and Mark E. McManis, Vice President. In the past five years neither JMW nor any of its officers or directors has been convicted in a criminal proceeding or has been a party to any action as a result of which such person is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

JMW acquired two warrants to purchase an aggregate of 2,066,000 shares of the common stock of the Issuer in exchange for $20,660 in connection with a loan to the Issuer in the principal amount of $400,000.

ITEM 4.  PURPOSE OF TRANSACTION.

JMW acquired the warrants described below for the purposes of a potential equity investment in the Issuer. In connection with the loan and the purchase of the warrants described herein, JMW has the right to appoint directors to fill two vacancies on the Issuer's Board of Directors.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) JMW owns two warrants to purchase an aggregate of 2,066,000 shares of the common stock of the Issuer, 1,033,000 shares of which may be purchased at an exercise price of $0.50 and 1,033,000 shares of which may be purchased at an exercise price of $0.38722. The warrants are immediately exercisable and will remain exercisable until June 30, 2005. The shares to be purchased upon exercise of the warrant represent approximately 33.3% of the outstanding common stock of the Issuer calculated pursuant to Rule 13d-3(d)(1).

(b) JMW has sole voting and dispositive power with respect to the warrants to purchase 2,066,000 shares of common stock of the Issuer reported hereby.

(c) The only transaction in the securities of the Issuer by JMW in the last 60 days was the acquisition of the warrants described in Item 3 above.

       INSTRUCTION. The description of a transaction required by Item 5(c) shall include, but not necessarily be limited to: (a) the identify of the person covered by Item 5(c) who effected the transaction; (2) the date of the transaction; (3) the amount of securities involved; (4) the price per share or unit; and (5) where and how the transaction was effected.

(d)    N/A

(e)    N/A

       Instruction. For computations regarding securities, which represent a right to acquire an underlying security, see Rule 13d-3(d)(1) and the note thereto.

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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
        RESPECT TO SECURITIES OF THE ISSUER.

JMW has a Consulting Agreement with the Issuer pursuant to which the Issuer pays to JMW a deferred retainer of $2,500 per month in exchange for management services provided by JMW, and pursuant to which the Issuer agrees to pay to JMW certain fees upon the consummation of certain financing transactions involving the Issuer's securities, which fees range from 1.5% to 3.0% of the dollar amount of the transaction. Other than as disclosed here and in Item 3, there are no contracts, arrangements, understandings or relationships (legal or otherwise) involving JMW with respect to the securities of the Issuer. None of the subject securities have been pledged or otherwise subjected to a contingency, the occurrence of which would give another person voting power or investment power over the subject securities.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

N/A

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                                SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                JMW CAPITAL PARTNERS, INC.

          July 10, 2000                       /s/ Shelley Wade
---------------------------     By:  -----------------------------------------
             Date                      Shelley Wade, Secretary and Treasurer




The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).